Via Facsimile and U.S. Mail
Mail Stop 6010

March 5, 2009

Mr. Zhong Ya Li
GFR Pharmaceuticals Inc.
Principal Financial Officer
99 Yan Xiang Road, Biosep Building
Xi An, Shaan Xi Province, P. R. China 710054

> **Re: GFR Pharmaceuticals Inc.**
> **Item 4.01 Form 8-K**
> **Filed March 4, 2009**
> **File No. 000-27959**

Dear Mr. Li:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Your reference to "the Company's last two fiscal years and through the date of dismissal" in the third paragraph is too vague; please amend your filing to state, if true, that in the past two fiscal years ended December 31, 2008 and 2007, and in the subsequent interim period through January 5, 2009 (the date of the dismissal of the former accountant), there were no disagreements with Zhong Yi (Hong Kong) C.P.A. Company Limited on any matter of accounting principles or practices, financial statement disclosure or auditing scope and procedure which, if not resolved to the satisfaction of the former accountant, would have caused it to

make reference to the subject matter of the disagreement in connection with its report. Describe each such disagreement as applicable in accordance with Item 304(a)(1)(iv) of Regulation S-K.

2.   Your reference to "during the past two fiscal years or any subsequent period prior to the engagement" in the fifth paragraph is too vague; please amend your filing to state, if true, that two most recent years ended December 31, 2008 and 2007, and any subsequent interim period through January 5, 2009, you consulted with Yu and Associates, regarding any matter described in Item 304(a)(2) of Regulation S-K.

3.   Upon amending, please ensure that the original disclosures are included in the amended filing. Please include, as Exhibit 16, an updated letter from your former accountants, Zhong Yi (Hong Kong) C.P.A. Company Limited, as required by Item 304(a)(3) of Regulation S-K. Lastly, ensure that your former accountants date their letter.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated

by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please do not hesitate to call me at (202) 551-3658.

Sincerely,

Tabatha Akins
Staff Accountant